FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of September 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 3, 2003, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by Valero Energy Corporation to make available a broadband satellite communications network to its chain of retail and wholesale outlets in the U.S. and Canada.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: September 7, 2003

Sep 03, 2003

Valero Selects Gilat’s Spacenet Subsidiary For Broadband Satellite Network To Make Service Available To Approximately 4,000 Retail & Wholesale Petroleum Sites In The US And Canada Spacenet’s high-speed VSAT solution will help improve customer service and business efficiencies

Petah Tikva, Israel, September 3, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by Valero Energy Corporation (NYSE: VLO) to make available a broadband satellite communications network to its chain of 4,000 retail and wholesale outlets in the US and Canada for support of rapid credit authorization and other interactive data applications.

With annual revenues of more than $30 billion, Valero is the nation’s largest independent refining and marketing company, operating under brand names that include Diamond Shamrock, Ultramar, Valero, Beacon, and Shamrock. As part of its corporate initiative to grow its branded wholesale distribution, Valero has developed a comprehensive campaign to maximize the value it brings to its retailers. Persistent broadband connectivity is an important aspect of this campaign, as it enables improved customer service through speedier credit and ATM transactions and increased efficiency of store operations through support of new business applications.

To address this important initiative, Valero has established a multi-year contract with Spacenet for provision of its Connexstar broadband VSAT service. The Connexstar service will be used to support both Valero’s wholesale and retail business requirements. In addition to supporting both serial and IP credit and ATM applications, the Connexstar network will also be used to support ATM transactions, nightly polling and a variety of other business applications including Internet and Intranet access.

“Our combination of retail and wholesale outlets posed an especially unique challenge for choosing an appropriate technology and service provider,” said Ken Applegate, Valero’s vice president of wholesale marketing. “We have a wide variety of devices that we need to support and, because many of our customers are independent jobbers, we have rather unique contracting relationships, as well. Spacenet proved to be extremely capable in supporting our various devices and applications, and they have been an outstanding business partner in terms of working with us to develop a contracting arrangement suited to our needs. And on the retail side, Spacenet’s solution has also provided superior economics over the existing infrastructure, so it is yielding important operational savings.”

Spacenet Vice President of Sales and Marketing, David Shiff, said “VSAT technology has long been the networking solution of choice in the gas and convenience-store market. Nevertheless, for various reasons there are still a number of organizations that have yet to adopt the technology. Valero had a number of both technical and business challenges associated with their requirements, and we are particularly pleased that we have been able to meet all of their needs. We are very excited about playing a role in their brand expansion effort and look forward to a long and successful relationship.”

About Valero
Valero Energy Corporation is a Fortune 500 company based in San Antonio, with approximately 20,000 employees and annual revenues of more than $30 billion. The company currently owns and operates 14 refineries in 13 locations throughout the United States and Canada. Valero’s refineries have a combined throughput capacity of over two million barrels per day, which represents approximately 10 percent of the total U.S. refining capacity. Valero is also one of the nation’s largest retail operators with approximately 4,000 retail outlets in the United States and Canada under various brand names including Diamond Shamrock, Ultramar, Valero, Beacon, Total and Shamrock.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
Tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com